Filed by NetIQ Corporation
                          Pursuant to Rule 425 Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                                 Under the Exchange Act of 1934

                                         Subject Company: WebTrends Corporation
                                                  Commission File No. 000-25215

PRESS RELEASE


                          NetIQ Corporation Announces

                   Record Second Quarter Revenue and Earnings

     SAN JOSE, CA -- Jan. 18, 2001 -- NetIQ(R) Corporation (Nasdaq: NTIQ), a leading provider of e-business infrastructure management software that enables organizations to optimize the performance and availability of their Microsoft Windows NT- and Windows 2000-based systems and applications, today reported record revenue and earnings for its second fiscal quarter ended December 31, 2000.

     Total revenue for the quarter ended December 31, 2000 increased to $39,653,000, compared to $9,122,000 in the same quarter of the prior fiscal year, representing a 335% increase. Excluding amortization of goodwill and other intangibles and stock-based compensation, net income for the second quarter was $8,553,000, or $0.20 per diluted share, compared to net income of $1,608,000 or $0.09 per diluted share in the same quarter of the prior fiscal year.

     Revenue for the six months ended December 31, 2000 increased to $70,182,000, compared to $16,708,000 in the same six-month period in the prior fiscal year. Excluding amortization of goodwill and other intangibles and stock-based compensation, net income for the six months was $15,063,000, or $0.36 per diluted share, compared to net income of $2,258,000 or $0.13 per diluted share in the same six-month period of the prior fiscal year.

     Since merging with Mission Critical Software in May 2000, the Company has continued to meet its internal plans. On a pro-forma combined basis, revenues in the quarter and the six months ended December 31, 1999, were $22,377,000 and $41,692,000, respectively. On a pro-forma combined basis, excluding stock-based compensation, net income for the quarter and six months ended December 31, 1999 was $2,455,000, or $0.06 per diluted share, and $3,323,000, or $0.08 per diluted share, respectively.

     "We are pleased to again announce record revenue and earnings. This is the sixth consecutive quarter of increasing revenue and profitability since becoming a public company in July 1999", said Ching-Fa Hwang, President and CEO. "Customer demand for our solutions is strong and NetIQ's products are becoming more widely accepted in the marketplace as the leading Windows-based management solution for enterprises, eBusinesses and service providers."

     Hwang added, "Our announcement yesterday to merge with WebTrends Corporation is a strategically important and logical step in fulfilling our goal to provide the most comprehensive infrastructure management and intelligence solutions for all the components of eBusiness infrastructure -- from back-end servers, applications, networks and directories to front-end web servers and applications."


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


         Second Quarter Operating highlights:

o NetIQ and Microsoft announced a licensing, development and marketing agreement in which Microsoft was granted a perpetual non-exclusive license of NetIQ's Operations Manager technology for $175 million, to be paid over a period of three years, and agreed to other development and marketing programs and fees. As part of this broad agreement, NetIQ becomes the Premier Independent Software Vendor (ISV) partner for Microsoft operations management solutions--the only vendor with such a designation--and becomes a Microsoft Global Technology Partner;

o Significant new products such as Security Manager, AppManager for Exchange 2000, AppManager for SQL Server 2000, Operations Manager 3.3, Directory Migration Administrator, Server Consolidator 2.0, Chariot 4.0, ADCheck for Windows 2000 Active Directory were introduced;

o NetIQ's Operations Manager product received Network World's prestigious "Best of Test" award and NetIQ's AppManager product was chosen by Windows 2000 Magazine for the second consecutive year as Application Management Software of the Year 2000;

o The Company's headquarters moved to a newly renovated facility in San Jose, CA, which can accommodate more than 300 personnel;

o NetIQ expanded its presence in Latin America. The company now has direct presence in Brazil and Mexico, with channel partner operations delivering its solutions throughout Latin America.



                     NetIQ Analyst/Investor Conference Call

     NetIQ will conduct a conference call at 1:30 p.m. PST today to discuss results in more detail and to provide guidance for the remainder of the fiscal year.

  Conference numbers:    Domestic: 800-562-8369      International: 913 981-5581

  Conference ID:         514117

  Replay:                Domestic: 888-203-1112      International: 719-457-0820

  Conference ID:         514117


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


About NetIQ

     NetIQ (Nasdaq:NTIQ) is a leading provider of e-business infrastructure management software encompassing application, directory, server and network performance management. The company is headquartered in San Jose, Calif., with development and operational personnel in Houston, TX; Raleigh, NC; and Bellevue, WA. For more information, please visit NetIQ's Web site at http://www.netiq.com/ or call 408-856-3000.

                                     # # #

All referenced product names are trademarks of their respective companies.

Shareholders of WebTrends and NetIQ are urged to read the joint proxy statement-prospectus included in the registration statement on Form S-4 to be filed by NetIQ with the Securities and Exchange Commission because it contains important information. Upon filing with the SEC, this document will be available free of charge on the SEC Website at http://www.sec.gov/ and from WebTrends Corporation and NetIQ Corporation.

Safe Harbor Statement

Statements in this press release other than statements of historical fact are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the successful consummation of the merger and integration of the companies, the timing and successful development of technology; the ability to retain key management and hire technical personnel and other employees; changing relationships with customers, suppliers and strategic partners; unanticipated costs associated with development and marketing activities; customer acceptance of new product offerings; pricing of new products, and competition in our various product lines. For a more complete discussion of risks and uncertainties for each company see the section entitled "Factors That May Affect Future Results" in the NetIQ annual report on Form 10-K, and "Risk Factors" in the WebTrends annual report on Form 10-K as filed with the Securities and Exchange Commission.


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


                               NetIQ Corporation
                     Condensed Consolidated Balance Sheets
                                 (In thousands)

                                                 December 31,
                                                     2000             June 30,
                                                  (Unaudited)           2000
                                                 -----------          --------
 ASSETS

 Current assets:
  Cash and cash equivalents                      $   97,844         $  187,610
  Short-term investments                            250,570            145,916
  Accounts receivable, net                           26,399             10,744
  Prepaid expenses                                      953              3,478
                                                 ----------         ----------
      Total current assets                          375,766            347,748
                                                 ----------         ----------
 Property and equipment, net                         40,030              7,181
 Goodwill and other intangibles, net              1,121,437          1,365,891
 Other assets                                           903                941
                                                 ----------         ----------
      Total assets                               $1,538,136         $1,721,761
                                                 ==========         ==========


 LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities:
  Accounts payable                               $    4,522         $    2,044
  Accrued compensation and related benefits          11,034              5,023
  Other liabilities                                   9,513             11,285
  Deferred revenue                                   21,988             17,687
                                                 ----------         ----------
      Total current liabilities                      47,057             36,039
                                                 ----------         ----------
 Stockholders' equity:
  Common stock                                    1,785,797          1,760,396
  Deferred stock-based compensation                    (937)            (1,286)
  Accumulated deficit                              (294,371)           (73,271)
  Accumulated other comprehensive loss                  590               (117)
                                                 ----------         ----------
      Total stockholders' equity                  1,491,079          1,685,722
                                                 ----------         ----------
      Total liabilities and stockholders' equity $1,538,136         $1,721,761
                                                 ==========         ==========


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


                               NetIQ Corporation
                Condensed Consolidated Statements of Operations
                    (In thousands, except per share amounts)

                                                 Three Months                 Six Months
                                              Ended December 31,          Ended December 31,
                                              ------------------          ------------------
                                                 (Unaudited)                 (Unaudited)
                                              2000          1999          2000          1999
                                              ----          ----          ----          ----
 Software license revenue                 $  30,527     $    7,379     $  53,593       $ 13,600
 Service revenue                              9,126          1,743        16,589          3,108
                                          ---------     ----------     ---------       --------
      Total revenue                          39,653          9,122        70,182         16,708
                                          ---------     ----------     ---------       --------
 Cost of software license revenue               511            173           856            329
 Cost of service revenue                      1,972            397         3,318            816
                                          ---------     ----------     ---------       --------
      Total cost of revenue                   2,483            570         4,174          1,145
                                          ---------     ----------     ---------       --------
 Gross profit                                37,170          8,552        66,008         15,563
                                          ---------     ----------     ---------       --------
 Operating expenses:
  Sales and marketing                        17,902          4,851        33,058          8,975
  Research and development                    7,441          1,879        14,050          3,588
  General and administration                  2,675            754         4,887          1,507
  Stock-based compensation                      170            174           340            352
  Amortization of goodwill and other
    intangibles                             118,819              -       238,213
                                          ---------     ----------     ---------       --------
      Total operating expenses              147,007          7,658       290,548         14,422
                                          ---------     ----------     ---------       --------
 Income (loss) from operations             (109,837)           894      (224,540)         1,141
                                          ---------     ----------     ---------       --------
 Interest income, net                         4,861            918        10,680          1,265
                                          ---------     ----------     ---------       --------
 Income (loss) before income taxes         (104,976)         1,812      (213,860)         2,406

 Income taxes                                 4,340            379         7,240            501
                                          ---------     ----------     ---------       --------
 Net income (loss)                         (109,316)    $    1,433      (221,100)       $ 1,905
                                          =========     ==========     =========       ========

 Basic net income (loss) per share        $   (2.83)    $     0.09     $   (5.83)       $  0.14

 Shares used to compute basic
   net income (loss) per share               38,596         15,709        37,942        $13,832

 Diluted net income (loss) per share      $   (2.83)    $     0.08     $   (5.83)       $  0.11

 Shares used to compute diluted
   net income (loss) per share               38,596         17,556        37,942         16,868




 SUPPLEMENTAL INFORMATION:

 Net income excluding stock-based
   compensation, amortization of
   goodwill and other intangilbes,
   and related income tax effects         $   8,553     $    1,608     $  15,063       $  2,258
                                          =========     ==========     =========       ========

 Diluted net income per share             $    0.20     $     0.09     $    0.36       $   0.13

 Shares used to compute diluted
   net income per share                      43,014         17,556        42,293         16,868


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


Contacts:
For NetIQ:

Susan Torrey, Press Relations, 713-548-1863, susan.torrey@netiq.com Jim Barth, Chief Financial Officer, 408-856-3000, jim.barth@netiq.com


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


     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSIDE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com


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